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Document is copied.
Filed by First Virtual Communications, Inc. pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: CUseeMe Networks, Inc. Commission File No.: 000-21415

The following script was used by First Virtual Communication during an investor conference call on April 24, 2001.

Good afternoon. This call will review First Virtual Communications' operating results for the quarter ending March 31, 2001.

     o I will comment on some of the financial aspects of our results that were described in our earnings release.

     o Then Ralph Ungermann, our Chairman and CEO, will comment on our focus for the future, Ruth Cox will discuss the status of our marketing activities and Jim Griffin will provide input on operational activities. Ralph will then summarize and

     o  We'll conclude by taking questions from call participants.

REVENUE was $4.4 million; which is $5.7 million lower than 1Q 2000. Historically, the first quarter has been the most challenging for us and in light of the economic slowdown; this first quarter was particularly hard.

Revenue from ENTERPRISE customers was $3.4 million, compared to $7.3 million reported in Q4 2000. Although we are retaining our Enterprise customers the slowing economy is causing many of them to slow their purchase decision making processes and this is certainly effecting our efforts in developing this customer base. Revenue from SERVICE PROVIDERS was $1.0 million, a significant decrease from $2.9 million in Q4. From a product perspective, virtually all of the dollar decline occurred in our legacy ATM products. Click to Meet revenue was 30% of total revenue, compared to 18% last quarter. While Ruth will comment on the state of the market in greater detail, we are seeing that companies in our customer base are slowing down their infrastructure spending, which in turn is hurting our ATM infrastructure sales.

Revenues from International customers represented 25% of total revenues, an increase from Q4's 17%.

GROSS MARGINS were 41% in Q1 which were higher than the 36.6% margins reported in the fourth quarter of 2000 and consistent with our margin expectations on a revenue base of $4.4 million. In the first quarter, primarily due to the increased mix of Click to Meet, overall margins would have been 59%, excluding one time adjustments to costs associated with ATM inventory utilization programs.

OPERATING EXPENSES Increased to $10.4 million, including the approximately $400,000 charge for the reduction in workforce that was described in today's earnings release. We had targeted a spending level of less than $9 million for this quarter but were unable to curtail our commitments to contractors/consultants and

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various marketing and engineering programs as quickly as anticipated. By quarter-end, we believe that the necessary actions had been taken. This was reflected in our accounts payable balance at March 31, which declined by almost $1 million from year-end 2000.

OTHER INCOME last quarter consisted of interest income in the amount of $316K.

The LOSS in Q1 was $ 8.3 million, or $0.48 per share, $2.2 million higher than the $6.1 million loss, or $0.35 per share in Q4 2000. Cash, cash equivalents and short-term investments on March 31 totaled $18.4 million, a decline of $5.5 million from Q4 end. Cash declined primarily as a result of the Q4 operating loss and the increase in the inventory level. The cash burn was partially offset by the decrease in receivables. ACCOUNTS RECEIVABLE decreased to $4.3 from $9.9 million at the end of Q4 and Days of Sales Outstanding remained steady at 89. We continue to focus on improving our receivables profile and have made significant progress when measured against the DSO of 139 nine months ago. INVENTORY increased by $3.5 million, primarily the result of planning inventory levels for a substantially higher revenue volume. We expect to reduce inventories in absolute dollars during the coming quarter. While the past quarter's results were very disappointing, we remain optimistic about our longer-term prospects. More importantly, we are committed to doing those things in the short-term that will position the company for improved operating performance in the future. We are confident in our technology and we believe that the pending merger with CUseeMe Networks will result in First Virtual Communications becoming a stronger competitor in the rich media marketplace.

I will now turn things over to Ralph Ungermann.


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Obviously, Q1 was a very big disappointment.

As Randy stated, we had a very large slowdown in our ATM infrastructure business, and we attribute this primarily to the rapid slowdown in the infrastructure market.

However, CTM is the key product in returning the company to strong, profitable growth. We have increasingly focused the company on CTM opportunities. Last quarter we had several key wins that Ruth will discuss in more detail. These wins were in both the service provider and enterprise market segments. We also had some problems with smaller, underfunded CLECs and ASPs and have focused away from this segment.

Furthermore, our CTM customers have given us a clear understanding of key features that are required for large scale deployment. We have therefore accelerated our next software release, which focuses on these critical features. We expect to see the results of this release in Q3.

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As Randy said, we have significantly reduced our expense run rate and are continuing to aggressively pursue additional cost cutting.

Jim will report that operations has improved the quality and availability of our products and services. However, our inventories are too large and we are concentrating this quarter on turning them into cash. Therefore, we are moving from a build-to-forecast process to a build-to-order process.

Finally, we are moving aggressively on quickly completing the CUSeeMe merger. We will be announcing the new organization shortly. We are focusing on revenue growth and operational efficiencies. It is also clear that CUSeeMe has great technology that will significantly enhance CTM sales. For example, rich media calls can be scheduled using Microsoft's Exchange Server. In addition, our sales channels can significantly increase the sales of their IP MCU. They also have a very powerful rich media IP client for PCs that is key to mainstream desktop PC deployment.

At this time, I would like to introduce Ruth to talk about marketing.

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Thank you, Ralph, and good afternoon. I wanted to take this opportunity to discuss the results of our sales and marketing efforts for Q1.

Q1 has historically been a slow quarter for First Virtual. Our traditional ATM projects business is cyclical with the government and educational institutions, our largest customers. These entities tend to do their planning in Q1 for purchases during the rest of the year. This year is not an exception. Additionally, we had little backlog coming from Q4, where we were able to ship the bulk of our orders.

This quarter we had the additional impact of the economy on our ATM infrastructure business. Many deals which we expected to close in Q1 were pushed out due to concerns about spending during a tough quarter for most market segments.

Also, we have shifted our focus to the marketing and sales of Click to Meet for the enterprise and the service provider markets. Click to Meet is designed to provide a common user interface and management framework for rich media communications that can be delivered across any network infrastructure, including IP, ATM, DSL and the PSTN. The good news is that Click to Meet sales remained strong, despite the elongated sales cycles associated with concerns

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about the economy. Bookings were relatively constant from Q4 2000 to Q1 2001, with several new customers in both the service provider space and the enterprise space. The key win for First Virtual in Q1 is EDS. We have had tremendous success with EDS in the Federal sector over the last five years, with revenues in excess of $10 million. EDS has tremendous strength in the integration, installation, support and delivery of rich media communications technologies and services, and their choice of Click to Meet and First Virtual as their partner in the first ASP offering to the Federal government is significant.

EDS has purchased and installed a Click to Meet platform to deliver rich media communications services to a broad range of Federal customers, many of which are already customers of EDS today. Video telephony, data collaboration and streaming services will be offered as part of a total solution being packaged by EDS for distance meetings, distance learning, human resources training, customer support and electronic commerce.

EDS will also sell Click to Meet enterprise systems to those Federal agencies or departments that prefer to own and operate their rich media communications infrastructure. Because EDS has a Click to Meet based video operations center, they will not only be able to deliver services to specific Federal customers, they will be able to create a directory of Federal customers and offer services to link disparate departments and agencies. EDS intends to become the nexus for rich media communications in the Federal government using this strategy.

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First Virtual is confident that EDS can succeed with this program because of their extensive background in systems integration and rich media communications technologies, and because of their strong presence as a partner and supplier to the Federal government. In addition, First Virtual and EDS have created a joint council to guide the sales and marketing activities of both companies to better capitalize on this opportunity. The experience and the level of commitment of both parties to this endeavor increase the probability of success beyond that which has been achieved in the past. We have already engaged a number of potential customers for Click to Meet based solutions as a part of this effort.

As has been discussed in past conference calls, First Virtual generates revenue from an alliance such as this in a number of ways:

         Sales of Click to Meet systems to EDS for use in their video operations center, which will expand as the number of users grows. Our agreement with EDS also shares revenue with First Virtual on a per deployed endpoint per month basis.

         Sales of enterprise Click to Meet systems with and through EDS.

         Sales of professional services to and through EDS for the network design, integration and installation of Click to Meet systems and services.

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Click to Meet continues to gain acceptance in the enterprise systems market with several new customers selecting the First Virtual solution to address their rich media communications needs. Although we are not at liberty to disclose the names of these customers, they are commercial accounts, headquartered in both North America and Europe, and predominantly global in nature. Several of these accounts were secured through new, powerful distribution channels, an important focus for our enterprise systems sales effort.

As an example, one of these enterprise customers, a leader in the Customer Relationship Management software market, provides solutions to large and medium sized businesses. This company generated in excess of half a million dollars in revenue for First Virtual, and will deploy Click to Meet to seven sites worldwide. We are excited to be working with leading edge enterprise customers such as this in the deployment of our next generation rich media communications solution.

In the service provider market, we have extended our customer base in China and Europe, both high growth markets for rich media communications solutions.

In China, for example, we are working with China Telecom on a major nationwide rollout of eLearning and eMedicine applications. We are also working with many of the provincial telephone companies to create a rich media communications infrastructure.

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Q2 looks to be stronger in sales of both ATM infrastructure projects and Click to Meet systems. Bookings for the month of April are better than average and should provide a good foundation for reaching this quarter's revenue objective.

Going forward, we believe the merger with CUseeMe Networks will afford us a number of key opportunities. One is the rapid extension of our product features by the combination of Click to Meet and Videoware. As a part of the merger, we are also looking at a reorganization of the sales and marketing team, with more focused efforts on the support of key channels and named accounts. Clearly, we will have a broader market reach by combining the two companies' efforts, especially outside North America.

I will now turn the call over to Jim Griffin, our executive vice president of product operations.


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DISCUSS OUR CURRENT PROGRESS IN ENGINEERING, MANUFACTURING AND THE CUSTOMER
SUPPORT ORGANIZATIONS AND TALK ABOUT THE CUSEEME MERGER.

ENGINEERING

     o Continuing to focusing on CTM development:

         o We are adding features to ease deployment and use for ATM and IP environments (our objective is to make video conferencing as easy to use as the telephone)
         o We are developing specific functionality as requested by our major customers where the potential exists for large scale deployment
         o We are devising the technical strategy for integrating into existing and future network topologies (an example of this is technologies for effectively operating in "firewall" protected
            Local Area Networks)

     o India

         o We have almost staffed to our first target level, we now have 13 employees on site in Hydrabad, India
         o 3 engineers have been to Santa Clara for training, 3 more on the way (very excited about our company and technology)
         o  The contract for new facility signed move in 2 or 3 months
         o The Indian engineers are already successfully providing support for our ATM products
         o And, India will be our lead site for Network Management Systems Development

     o Merger with CUSeeMe

         o  Jointly we have designed combined engineering operation
         o We have reviewed products, technologies and roadmaps, and are now forming the combined product plans
         o Geographically development will occur in France, New Hampshire, California and India (and the communication processes are already in place to support this global operation)
         o The technical work force for our products will double on the day of the merger (not like hiring in new employees, no learning curve, this is a combination of similar and complimentary skills in identical product areas)
         o We will immediately have critical mass in our development capability on the first day of the merger

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MANUFACTURING

         o We shipped greater than 99% of the available orders in Q1 with good manufacturing quality
         o Inventory did rise during Q1, we were in a build to forecast environment
         o For Q2 with less forecast visibility (due to the economy) we will use inventory on hand to service orders, with the objective of converting inventory to cash
         o The combined company manufacturing strategy has been developed and as a result there will be efficiency improvements in the new company

CUSTOMER SUPPORT

     o In Q1 we provided a good level of customer support with improved responsiveness to our customers and partners.
     o We are focusing on improving our administrative processes and controls for contract management, and on building our service operation as a growing source of revenue
     o The combined company support organization offers a more effective geographical footprint and extended hours of support coverage. We are in the process of designing an on-line corporate support system to seamlessly link all sites

QUALITY MANAGEMENT

     o We are making excellent progress in developing our corporate quality system. Our quality teams, reviews and key performance metrics are being developed and deployed

IN SUMMARY

The combined:

     o  Technologies
     o  Products
     o  Organizations
     o  Geographies and
     o  People

of First Virtual Communications and CUSeeMe fit very well together, they combine in a synergistic manner and will produce significant economies of scale. I look forward to being a part of this new, more competitive company.

Thank You

Now, back to Ralph...



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To summarize:

Q1 was a huge disappointment.  Nevertheless, we see it as a clear bottom.

We also see a bright future for CTM as evidenced by the big EDS win and its proven benefits of cutting travel costs and improving productivity. CTM is truly a rich media communications application that can prosper in a down economy.

At this point in time, it is extremely difficult to give financial guidance, primarily because we're in the middle of a major merger. We are working on a new, combined business plan and will be able to share our objectives with you in the near future.

I would like to end by telling you what really excites me about CTM's future. As I hope you know, CTM is an integrated end-to-end, certified rich media communications application. Rich media means combining voice and video telephony with Web conferencing and document sharing into an integrated form of communication. CNBC's Squawk Box is a perfect example of rich media communications in action. As such, it is much easier

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to deploy and use compared to traditional, complex, expensive integration projects of the past.

On my desk is CTM. I can go to my buddy list, easily set up a rich media call and instantly be face to face, sharing documents, for example, with our Sales VP in Connecticut, I have great video (30 frames per second), great audio, all over the public Internet and it's a free call. All you need is broadband Internet access and CTM. I call him so often, and the quality is so good that it's easy to forget he's 3,000 miles away. This is the future.

With that, thanks for your attendance. We will now take questions.


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WHERE YOU CAN FIND MORE INFORMATION

Investors and security holders are urged to read the Proxy Statement/Prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The Proxy Statement/Prospectus will be filed with the Securities and Exchange Commission by First Virtual Communications, Inc. and CUseeMe Networks, Inc. Investors and security holders may obtain a free copy of the Proxy Statement/Prospectus (when it is available) and other documents filed with the Commission at the Commission's web site at http://www.sec.gov. The Proxy Statement/Prospectus and these other documents may also be obtained for free from First Virtual Communications, Inc. and CUseeMe Networks, Inc.

First Virtual Communications, Inc. and CUseeMe Networks, Inc., and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of First Virtual Communications, Inc. and CUseeMe Networks, Inc. with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in First Virtual Communications, Inc.'s Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 30, 2000 and CUseeMe Networks, Inc.'s Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 28, 2000. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from First Virtual Communications, Inc. and CUseeMe Networks, Inc.